Exhibit 12.1
ZELTIQ Aesthetics, Inc.
Ratio of Earnings to Fixed Charges
The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.
(In thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Earnings (loss), calculated as follows:
Income (loss) from continuing operations before income taxes	$(13,821)	$(30,002)	$(9,555)	$(13,533)	$(17,644)	$(21,107)
Add: Fixed charges	332	396	410	720	735	235
Total adjusted earnings	(13,489)	(29,606)	(9,145)	(12,813)	(16,909)	(20,872)
Fixed Charges, calculated as follows:
Interest expensed	$—	$2	$72	$449	$467	$2
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	49	49	39	—
Estimate of interest within rental expense (1)	332	394	289	222	229	233
Total fixed charges	$332	$396	$410	$720	$735	$235
Deficiency of Earnings to Cover Fixed Charges	$13,821	$30,002	$9,555	$13,533	$17,644	$21,107

(1) Interest component of rental expense is estimated to equal 1/3 of all such expense, which management believes is a reasonable approximation of the interest factor.